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                                                                      EXHIBIT 20


[COLUMBIA/HCA HEALTHCARE CORPORATION LOGO APPEARS HERE]

One Park Plaza
P.O. Box 550 (37202-0550)
Nashville, Tennessee 37203
Phone (615) 344-9551
COLUMBIA'S Home page is http://www.columbia.net





                                              September 1, 1997


To the Stockholders of Columbia/HCA Healthcare Corporation:

            On May 15, 1997, the Board of Directors of Columbia/HCA Healthcare Corporation (the "Company" or "Columbia/HCA") authorized the redemption of all outstanding preferred stock purchase rights previously issued under the Amended and Restated Rights Agreement between the Company and Mid-America Bank of Louisville & Trust Company, effective at the end of the business day on September 1, 1997, with the redemption price of $.01 per right to be paid in cash to the holders of record of common stock and non-voting common stock as of August 1, 1997. The Board voted to redeem the rights plan following a stockholder vote in favor of redeeming the rights at the Company's annual stockholders' meeting. No futher action is required by you in connection with the redemption.

            The Board also declared a quarterly dividend of $.01 per share to be paid on September 1, 1997 to stockholders of record of common stock and non-voting common stock as of August 1, 1997.

            Those of you who hold Columbia stock directly in your own name are receiving a check with this letter for the total redemption price and the quarterly dividend due to you. Thank you for your continued interest in and support for Columbia/HCA.



                                   Sincerely,


                                        /s/ THOMAS F. FRIST, JR., M.D.
                                        ------------------------------
                                            Thomas F. Frist, Jr., M.D.
                                            Chairman and Chief Executive Officer